Exhibit 99.3

SPHERE 3D CORP.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES H CONVERTIBLE PREFERRED STOCK

The undersigned, Peter Tassiopoulos, does hereby certify that:

1. He is the Chief Executive Officer of SPHERE 3D Corp., an Ontario, Canada corporation (the "Corporation").

2. The Corporation is authorized to issue an unlimited number of preferred shares, no par value.

3. The following resolutions were duly adopted by the board of directors of the Corporation (the "Board of Directors"):

WHEREAS, the certificate of incorporation of the Corporation provides for a class of its authorized stock known as preferred stock, consisting of an unlimited number of shares, without par value, issuable from time to time in one or more series;

WHEREAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock, which shall consist of an unlimited number of shares of the preferred stock which the Corporation has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

The Series H Preferred Shares shall have the following rights, privileges, restrictions and conditions (the "Series H Preferred Share Provisions"):

1. DEFINITIONS

1.1 In these Series H Preferred Share Provisions, the following words and phrases shall have the following meanings:

(a) "Accrued and Unpaid Dividends" means the aggregate (without duplication) of (i) all unpaid dividends on the Series H Preferred Shares for any dividend period; and (ii) the amount calculated as though dividends on each Series H Preferred Share had been accruing on a day to day basis from and including the end of the most recent fiscal quarter of the Corporation up to and including the date to which the computation of accrued dividends is to be made;

(b) "Act" means the Business Corporations Act (Ontario), as now enacted or as it may from time to time be amended, re-enacted or replaced (and in the case of such amendment, re-enactment or replacement, any references herein to specific provisions thereof shall be read as referring to such amended, re-enacted or replaced provisions);

(c) "Aggregate Consideration" has the meaning given thereto in Section 6(b);

(d) "As Adjusted" with respect to any share or per share amount, means subject to appropriate adjustment from the date hereof in the event of any stock dividend, stock split, consolidation, combination, conversion, exchange, reclassification, substitution or other similar recapitalization with respect to the applicable shares;

(e) "Business Day" means a day other than a Saturday, Sunday or any other statutory holiday in the City of New York, New York or in the City of Toronto, Ontario;

(f) "Common Shares" means the common shares of the Corporation;

(g) "Corporation" means Sphere 3D Corp.;

(h) "Deemed Liquidation" has the meaning given thereto in Section 6;

(i) "Holder" in respect of any Series H Preferred Share, means the registered holder thereof;

(j) "Initial Issue Date" means the date of initial issuance of Series H Preferred Shares;

(k) "Series H Conversion Rate" at any time means the number of Common Shares into which one Series H Preferred Share may be converted, as may be equitably adjusted from time to time pursuant to these Series H Preferred Share Provisions for stock splits, dividends and similar combinations or subdivisions applicable to all Common Shares;

(l) "Series H Subscription Price" of each Series H Preferred Share means US$1,000, as adjusted;

(m) "Series H Preferred Holder Approval" means the approval of the Holders of the Series H Preferred Shares given in writing by the Holders of a majority of the outstanding Series H Preferred Shares (or such greater percentage as may be required by applicable law) or by a resolution passed by a majority of the votes cast by the Holders of Series H Preferred Shares who voted in respect of that resolution (or such greater percentage as may be required by applicable law);

(n) "Series H Preferred Shares" means the Series H Preferred Shares of the Corporation; and

(o) "Stock Option Plan" means (i) any performance incentive plan, stock option plan or stock purchase plan of the Corporation that either (x) has been approved by the board of directors and the shareholders of the Corporation prior to the Initial Issue Date of first issuance of a Preferred Share or (y) is approved by the board of directors and the Holders by way of Preferred Holder Approval and, in either of (x) or (y) above, as such plan or plans may be amended, replaced or substituted from time to time with approval of the board of directors and the Holders by way of Preferred Holder Approval; and (ii) the Company's 2015 performance incentive plan, as it may be amended as described in the definitive proxy statement and information circular filed with the Securities Exchange Commission on September 27, 2018.

2. DIVIDENDS

The Holders of the Series H Preferred Shares shall not be entitled to receive a dividend.

3. CANCELLATION OF SHARES

Series H Preferred Shares that are redeemed by the Corporation pursuant to any of the provisions hereof shall be cancelled on and as of the date of such redemption.

4. VOTING RIGHTS

The Holders of the Series H Preferred Shares shall be entitled to receive notice of, to attend (in a non-voting capacity) all meetings of the shareholders of the Corporation, other than at meetings of the Holders of any other class of shares meeting separately as a class. Other than with respect to the matters contained herein which specifically provide the Holders with certain limited voting rights, no Holder shall have any right to any vote with respect to the Series H Preferred Shares.

5. CONVERSION

5.1 CONVERSIONS AND ADJUSTMENTS

Upon and subject to the terms and conditions set out in this Section 5.1, the Holder or any affiliate thereof shall have the right, provided (and only if and to the extent) that prior shareholder approval of the issuance of all Common Shares issuable upon conversion of the Series H Preferred Shares has been obtained in accordance with the rules of the Nasdaq Stock Market and/or any other exchange on which the Common Shares are then traded, to convert all or any part of its Series H Preferred Shares into the number of fully paid and non-assessable Common Shares that is equal to the number of Series H Preferred Shares to be converted multiplied by the Series H Conversion Rate in effect on the date of conversion.  Unless and until adjusted in accordance with these Series H Preferred Share Provisions, the Series H Conversion Rate shall be equal to 1:1,000, meaning, for the avoidance of doubt, that each Series H Preferred Share shall be convertible into 1,000 Common Shares.

Notwithstanding any other provision of this Section 5.1, the Corporation shall not effect the conversion by the Holder, any of its affiliates or any member of a Section 13(d) "group" with the Holder of any Series H Preferred Shares, and each of the Holder, its affiliates and any member of a Section 13(d) group with the Holder shall not have the right to convert any Series H Preferred Shares, to the extent that after giving effect to such conversion, the Holder, together with any of the Holder's affiliates and any other member of a Section 13(d) group with the Holder, would beneficially own in excess of 9.99% (the "Maximum Percentage") of the Common Shares outstanding immediately after giving effect to such conversion; provided, however, that the Holder may upon providing the Corporation with at least 61 days' prior written notice, increase or decrease the Maximum Percentage. For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by the Holder, its affiliates and any member of a Section 13(d) group with the Holder shall include the number of Common Shares issuable upon conversion of the Series H Preferred Shares with respect to which the determination of such sentence is being made, but shall exclude Common Shares which would be issuable upon (i) conversion of the remaining, unconverted Series H Preferred Shares held by the Holder, its affiliates or a member of a Section 13(d) group with the Holder and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation beneficially owned by the Holder, its affiliates or members of a Section 13(d) group with the Holder (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of this paragraph, beneficial ownership and whether the Holder is a member of a Section 13(d) group shall be calculated and determined in accordance with Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. For purposes of this paragraph, in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (1) the Corporation's most recent Form 10-K, Form 10-Q, Form 8-K or other public filing with the U.S. Securities and Exchange Commission, as the case may be, (2) a more recent public announcement by the Corporation or (3) any other notice by the Corporation setting forth the number of Common Shares outstanding. For any reason at any time, upon the written or oral request of the Holder, the Corporation shall within two (2) business days confirm to the Holder the number of Common Shares then outstanding.  The Holder shall disclose to the Corporation the number of Common Shares that it, its affiliates or any member of a Section 13(d) group with the Holder owns and has the right to acquire through the exercise or conversion of derivative securities and any limitations on exercise or conversion analogous to the limitation contained herein contemporaneously or immediately prior to a proposed conversion of any Series H Preferred Shares.

A third party transferee unaffiliated with the Holder or any of its affiliates may, at any time, convert all or any part of the Series H Preferred Shares held by such third party transferee into the number of fully paid and non-assessable Common Shares that is equal to the number of Series H Preferred Shares to be converted multiplied by the Series H Conversion Rate in effect on the date of conversion; provided that, (x) after such conversion, the Common Shares issuable upon such conversion, together with all Common Shares held by such third party transferee that are or would be deemed to be aggregate under the rules of the Nasdaq Stock Market, in the aggregate would not exceed 19.9% of the total number of Common Shares of the corporation then outstanding and (y) such conversion and issuance would not otherwise violate or cause the Corporation to violate the Corporation's obligations under the rules or regulations of the Nasdaq Capital Market.

5.2 AVOIDANCE OF FRACTIONAL SHARES

In any case where a fraction of a Common Share would otherwise be issuable on conversion of one or more Series H Preferred Shares, the Corporation shall adjust such fractional interest by the payment to the Holder of an amount in cash equal to the then current market value of such fractional interest, as determined by the board of directors.

5.3 RESERVATION OF COMMON SHARES

So long as any of the Series H Preferred Shares are outstanding and entitled to the right of conversion herein provided, the Corporation shall at all times reserve a sufficient number of unissued Common Shares to enable all of the Series H Preferred Shares outstanding to be converted upon the basis and upon the terms and conditions herein provided in this Section 5.

6. LIQUIDATION, DISSOLUTION OR WINDING-UP

(a) In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the Series H Preferred Shares shall entitle each of the Holders thereof to receive an amount equal to the Series H Subscription Price per Series H Preferred Share plus the amount of the Accrued and Unpaid Dividends, the whole to be paid before any amount is paid or any assets of the Corporation are distributed to the holders of Common Shares or any other shares ranking junior to the Series H Preferred Shares on any such liquidation, dissolution, winding-up or distribution. Upon payment of the amounts so payable to them, the Holders of Series H Preferred Shares shall not be entitled to share in any further distribution of assets of the Corporation.

(b) For the purposes of Section 6(a) above, a liquidation, dissolution, or winding up of the Corporation shall be deemed to occur (each a "Deemed Liquidation") upon:  (i) a sale, conveyance, exclusive license or other disposition of all or substantially all of the undertaking, property or assets (including, without limitation, the material intellectual property) of the Corporation, where the shareholders of the Corporation immediately prior to the transaction do not collectively own, directly or indirectly, a majority interest in any purchasing or acquiring entity following the transaction; (ii) a merger or amalgamation of the Corporation with or into, or consolidation of the Corporation with, any other corporation in which the shareholders of the Corporation immediately prior to the transaction do not collectively own, directly or indirectly, a majority of the voting power of the surviving corporation following the transaction; or (iii) the sale, exchange or other disposition of the outstanding Common Shares of the Corporation or any reorganization or other transaction in which the shareholders of the Corporation immediately prior to the transaction do not own, directly or indirectly, a majority of the voting power of the surviving corporation following the transaction. In the event of a Deemed Liquidation where the nature of the transaction is such that the consideration (whether in the form of cash, securities or other property) in connection with such Deemed Liquidation would be receivable by the shareholders of the Corporation, then the Holders of the Series H Preferred Shares shall be entitled to receive at the closing of such Deemed Liquidation such portion of the aggregate consideration (whether in the form of cash, securities or other property) receivable by the shareholders of the Corporation in connection with such Deemed Liquidation (the "Aggregate Consideration") as is required by applying Section 6(a) to the distribution and payment of the Aggregate Consideration in the same manner as the assets of the Corporation are required to be distributed among its shareholders in the event of a liquidation, dissolution or winding up in accordance with such section.

The Corporation shall provide the Holders with at least ten (10) Business Days' prior written notice of the consummation of any Deemed Liquidation.

7. ADDITIONAL RESTRICTIONS

The Common Shares shall rank junior to the Series H Preferred Shares and shall be subject in all respects to the rights, privileges, restrictions and conditions attaching to the Series H Preferred Shares.

So long as any of the Series H Preferred Shares are outstanding, except as specifically contemplated in the Series H Preferred Share Provisions, the Corporation shall not, without the approval of a majority of the Holders (with each such share having one vote):

(a) redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Series H Preferred Shares (other than with respect to Common Shares issued pursuant to a Stock Option Plan in connection with the cessation of service of the holder of such shares);

(b) redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares, ranking as to the payment of dividends or return of capital on a parity with the Series H Preferred Shares; or

(c) issue any additional Series H Preferred Shares in excess of the number of Series H Preferred Shares authorized for issuance as of the Initial Issue Date, or securities convertible or exchangeable for Series H Preferred Shares, or any shares or securities convertible or exchangeable therefor ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series H Preferred Shares.

8. MODIFICATION

Subject to the provisions of the Act, the rights, privileges, restrictions and conditions attaching to the Series H Preferred Shares may be deleted, varied, modified, amended or amplified with prior Series H Preferred Holder Approval.

9. MISCELLANEOUS

9.1 NOTICES

Any notice required or permitted to be given to any Holder shall be delivered by courier to such Holder at its address as it appears on the records of the Corporation or in the event of the address of any such Holder not so appearing, then to the last address of such Holder known to the Corporation.

9.2 GENDER, ETC.

Words importing only the singular number include the plural and vice versa and words importing any gender include all genders.

9.3 CURRENCY

All monetary amounts referred to herein shall be in lawful money of the United States unless otherwise indicated.

9.4 HEADINGS

The division of these Series H Preferred Share Provisions into sections, paragraphs or other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

9.5 BUSINESS DAY

In the event that any date upon which any dividends on the Series H Preferred Shares are payable by the Corporation, or upon or by which any other action is required to be taken by the Corporation or any Holder hereunder, is not on a Business Day or during a Business Day, then such dividend shall be payable or such other action shall be required to be taken on or by the next succeeding day which is a Business Day.

RESOLVED, FURTHER, that the Chief Executive Officer is hereby authorized and directed to prepare and file this Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of Ontario, Canada law.

IN WITNESS WHEREOF, the undersigned have executed this Certificate this 30 day of July 2021.

/s/ Peter Tassiopoulos
Name:	Peter Tassiopoulos
Title:	Chief Executive Officer

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES

OF PREFERRED STOCK)

The undersigned hereby elects to convert the number of shares of Series H Convertible Preferred Stock indicated below into shares of common stock, without par value (the "Common Stock"), of SPHERE 3D CORP., an Ontario, Canada corporation (the "Corporation"), according to the conditions hereof, as of the date written below. If shares of Common Stock are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Corporation in accordance with the Purchase Agreement. No fee will be charged to the Holders for any conversion, except for any such transfer taxes.

Conversion calculations:

Date to Effect Conversion: _____________________________________________

Number of shares of Preferred Stock owned prior to Conversion: _______________

Number of shares of Preferred Stock to be Converted: ________________________

Stated Value of shares of Preferred Stock to be Converted: ____________________

Number of Common Shares to be Issued: ___________________________

Number of shares of Preferred Stock subsequent to Conversion: ________________

Address for Delivery: ______________________

or

DWAC Instructions:

Broker no: _________

Account no: ___________